UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K      [ ] Form 20-F              [ ] Form 11-K
                  [ ] Form 10-Q      [ ] Form N-SAR

           For Period Ended:  December 31, 2001

[ ]        Transition Report on Form 10-K
[ ]        Transition Report on Form 20-F
[ ]        Transition Report on Form 11-K
[ ]        Transition Report on Form 10-Q
[ ]        Transition Report on Form N-SAR

For the Transition Period Ended:  ______________________________________________

--------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(a) to which the notification relates:

--------------------------------------------------------------------------------

PART  I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant

                  Black Warrior Wireline Corp.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

                  100 Rosecrest Lane

City, State and Zip Code

                  Columbus, Mississippi 39701


PART  II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12B-25(b), the following should be completed. (Check box if appropriate):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -- NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The completion of the audit of the registrant's financial statements for the year ended December 31, 2001 has been delayed in order to substantiate inventory valuations on the registrant's December 31, 2001 balance sheet. Management of the registrant believes that there will be no material impairment of inventory valuations, but there can be no assurance with respect thereto.

PART  IV  --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Allen Neel            936                        441-6655
         ----------            -------                    ---------------
         (Name)                (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

     If the answer is no, identify report(s)                 [x]  Yes    [ ]  No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                [ ]  Yes    [x]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Registrant will continue to report an improvement in its operating results as reflected in its quarterly report for the nine months ended September 30, 2001; however, because of declines in oil and natural gas commodities prices, the levels of increased revenues and income experienced in the first three quarters of 2001 did not continue into the fourth quarter of 2001. Until the analysis of the registrant's inventory valuations is complete, an estimate of the registrant's 2001 operating results cannot be made.
--------------------------------------------------------------------------------


                          Black Warrior Wireline Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 27, 2002                    By  /s/ Allen Neel
                                               ------------------------------
                                               Executive Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


    -------------------------------ATTENTION--------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).
    ------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T.